1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

October 29, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick F. Scott, Esq.

Re:	The Universal Institutional Funds, Inc.
(File No. 333-03013; 811-07607)

Dear Mr. Scott:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the Global Tactical Asset Allocation Portfolio (the “Portfolio”) of The Universal Institutional Funds, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2010. This filing was made for the purpose of (i) changing the Portfolio’s name to the Global Tactical Asset Allocation Portfolio (formerly the International Magnum Portfolio) (ii) changing the Portfolio’s investment objective, (iii) changing the Portfolio’s principal investment strategies and corresponding risks as appropriate, and (iv) changing the Portfolio’s primary benchmark. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 41 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 29, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.    This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

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COMMENTS TO THE PROSPECTUS

Comment 2.	Please delete from the introduction to the Fee Table the statement that the Portfolio does not charge any sales loads or other fees when you purchase or redeem shares. Alternatively, clarify that charges may be imposed at the separate account level.

Response 2.    We respectfully acknowledge your comment; however, in response to a Staff comment received on a previous registration statement for the Company, we clarified that the fee table and example do not reflect the impact of any charges by an investor’s insurance company. We believe that the current disclosure is appropriate and is not misleading to investors.

Comment 3.	Please confirm that the disclosure in the Fee Table conforms to the requirements of Form N-1A. In addition, please follow appropriate instructions to Form N-1A with respect to the language in the footnote that describes the fee waiver and/or expense reimbursement in the Fee Table. Specifically, we note that the fee waiver and/or expense reimbursement disclosed must be in place for at least one year.

Response 3.    The disclosure in the fee waiver and/or expense reimbursement footnote has been revised.

Comment 4.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table are required or permitted by the Form.

Response 4.    We believe that the footnotes to the referenced table are either specifically permitted by
Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Fee Table.

Comment 5.	(a) Please revise the first sentence of the second paragraph under the section entitled “Performance Information” in the Summary section as follows: “The bar chart and table below provide some indication of the risks of investing in the Portfolio by showing changes in the performance of the Portfolio’s Class I shares year-by-year and by showing how the Portfolio’s Class I shares’ average annual returns for the past one, five and ten year periods compare with those of a broad measure of market performance.”

(b) Consistent with Instruction 2(b) to Item 4 of N-1A, please remove the description of the secondary index from the footnotes to the Average Annual Total Returns table. If there is only a broad-based index, no description of the index is permitted by Form N-1A. If there is a broad-based and a secondary index, a brief description of the indices is permitted in the narrative preceding the Average Annual Total Returns table.

(c) Please confirm supplementally that the Portfolio’s current benchmark index is an “appropriate broad-based securities market index” for purposes of Form N-1A and is not net of taxes.

Response 5.    With respect to 5(a), the disclosure has been revised accordingly. With respect to 5(b),
Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7). Instruction 2(b) to Item 4 further allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). The referenced footnotes provide an explanation to investors as to why the particular indexes chosen by the Portfolio provide appropriate comparisons to the Portfolio’s performance as contemplated by these Instructions. With respect to 5(c), we believe that the MSCI All World Index complies with the requirements of broad-based securities market indices in Form N-1A. The MSCI All World Index is a free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The MSCI All World Index measures the market performance, including both price performance and income from dividend payments. Dividend payments are reinvested after deduction of withholding tax.

Comment 6.	Consistent with Instruction 7 to Item 27(b)(7), if the Portfolio uses an index that is different from the one used for the immediately preceding fiscal year, explain the reason(s) for the change and compare the Portfolio’s average change in the value of an investment in the hypothetical account with the new and former indexes. In addition, please comply with Instruction 2(b) to Item 2 of Form N-1A.

Response 6.    We respectfully acknowledge your comment; however, the reasons for the change in index are disclosed in the footnote to the Average Annual Total Returns Table. In addition, the Average Annual Total Returns table compares the Portfolio’s average change in value of an investment with the new and former indexes. Further, we believe that Instruction 2(b) to Item 4 allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).

Comment 7.	Pursuant to General Instruction C.3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that any footnotes following the Average Annual Total Returns Table are required or permitted by the Form.

Response 7.    We believe that the footnotes to the Average Annual Total Returns Table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Returns Table.

Comment 8.	In response to Item 4(b)(2)(i) of Form N-1A, a registrant is required to include a statement explaining that updated performance information is available and to provide a Web site address and/or toll-free (or collect) telephone number where updated information may be obtained. We remind the Company to update its Web site address to reflect the name change of the Portfolio.

Response 8.    The Company will update the name of the Portfolio on its Web site.

Comment 9.	Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. In addition, consistent with Rule 35d-1, please confirm that the Portfolio intends to invest its assets in investments that are economically tied to a number of countries throughout the world. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

Response 9.    We confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting

Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Portfolio intends to invest its assets in investments that are economically tied to a number of countries throughout the world.

Comment 10.	Please confirm supplementally what is meant by “Asset Allocation” in the name of the Portfolio.

Response 10.    The Portfolio seeks to achieve its investment objective of total return by allocating its assets between different asset classes (e.g., equities and fixed income securities of U.S. and non-U.S. issuers).

Comment 11.	In the section entitled “Details of the Portfolio—Process” please explain what is meant by “thematic allocation shifts” and relate such language to the name of the Portfolio.

Response 11.    Thematic allocation shifts refers to allocating the Portfolio’s assets between different thematic baskets of securities. A thematic basket of securities encompasses a specific investment idea that the Advisers believe will play out within the current global macro environment. Screening processes based on factors adhering to the investment themes are utilized to select securities for inclusion in each thematic basket.

Comment 12.	Consistent with Items 4(a) and 9(a) of Form N-1A, disclosure should address how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally). In the sections entitled “Portfolio Summary—Principal Investment Strategies” and “Details of the Portfolio—Process” the disclosure states that the Portfolio “…may, but is not required to, use derivative instruments for a variety of purposes…” Please confirm whether the use of derivatives is a principal investment strategy of the Portfolio and, if not, please remove the disclosure. In considering whether the Portfolio’s use of derivatives and related disclosure is appropriate, please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 12.    We respectfully acknowledge your comment; however, we believe that the disclosure as stated is appropriate.

Comment 13.	In the sections entitled “Portfolio Summary—Principal Risks” and “Details of the Portfolio—Risks” the risks of investing in convertible securities is disclosed along with the general equity securities risk. Consider separating these risks and more fully describing the risks associated with investments in convertible securities. In addition, the Portfolio’s investments in convertible securities are not disclosed in the Item 4(a) and Item 9(a) disclosure. If such investments are principal investment strategies they should be properly disclosed. If investments in convertible securities are not principal investment strategies of the Portfolio then please remove the risk discussion.

Response 13.    We respectfully acknowledge your comment; however, as stated in the Portfolio’s principal investment strategies, the Portfolio seeks to achieve its investment objective by investing in a blend of equity and fixed income securities. Convertible securities are included within the Portfolio’s investments in equity securities and therefore we believe the risks associated with such investments are appropriately included in the Item 4(a) and Item 9(a) disclosure.

Comment 14.	The Portfolio Summary—Principal Investment Strategies” and “Details of the Portfolio—Process” sections discuss the Portfolio’s investments in below investment grade fixed income securities. Please indicate that these securities are known as “junk bonds.”

Response 14.    The requested changes have been made.

Comment 15.	The section entitled “Additional Risk Factors and Information” is not specifically required or permitted by Form N-1A and should be removed.

Response 15.    We respectfully acknowledge your comment; however, we believe that the current disclosure provides the Portfolio’s full profile of investments and therefore is helpful to investors. In addition, the inclusion of such information is consistent with the disclosure included by other mutual funds in the industry.

Comment 16.	Please confirm supplementally whether the Portfolio’s new investment strategy will increase the portfolio turnover rate. If the Portfolio intends to engage in frequent trading of securities to achieve its investment objective (e.g., over 100% turnover) please consider adding frequent trading as a principal strategy and risk of investing in the Portfolio.

Response 16.    We respectfully acknowledge your comment; however, we believe that the current disclosure under the section entitled “Additional Risk Factors and Information—Portfolio Turnover” is adequate.

In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Daniel E. Burton of Morgan Stanley at (212) 296-6980. Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss